FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement, Consolidated Financial Results for the year ended March 31, 2005 which was filed with the Tokyo Stock Exchange on May 10, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 10, 2005	By:	/S/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

Consolidated Financial Results

for the Year Ended March 31, 2005

(Prepared in Accordance with U.S. GAAP)

May 10, 2005

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	May 10, 2005
Adoption of U.S. GAAP:	Yes

1. Consolidated Results for the Year Ended March 31, 2005

(Amounts are rounded to the nearest millions)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income (loss)	Income (loss) before income taxes	Net income (loss)
Year ended March 31, 2005 % change from previous year	260,691 (4.7)%	28,136 (30.9)%	27,442 (31.6)%	10,486 (47.8)%
Year ended March 31, 2004 % change from previous year	273,412 7.8%	40,713 —	40,107 —	20,104 —
	Basic and diluted net income (loss) per share	Return on shareholders’ equity	Ratio of income (loss) before income taxes to total assets	Ratio of income (loss) before income taxes to net revenues
Year ended March 31, 2005	87.41	10.1%	9.2%	10.5%
Year ended March 31, 2004	166.86	20.9%	14.0%	14.7%

Notes:

1.	Equity in net income (loss) of affiliated companies
	Year ended March 31, 2005:	¥(6,293) millions
	Year ended March 31, 2004:	¥252 millions
2.	Weighted-average common shares outstanding
	Year ended March 31, 2005:	119,970,052 shares
	Year ended March 31, 2004:	120,483,869 shares
3.	Change in accounting policies: None
4.	Income (loss) before income taxes represents “Income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies” as stated in the accompanying consolidated statements of operations.
5.	Net income (loss) per share was calculated in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”.

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total shareholders’ equity	Equity- assets ratio	Shareholders’ equity per share
March 31, 2005	304,321	105,857	34.8%	885.97
March 31, 2004	294,497	102,129	34.7%	847.66

Note:
Number of shares outstanding
March 31, 2005:	119,481,411 Shares
March 31, 2004:	120,483,252 Shares

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2005	27,760	(14,343)	(11,670)	89,583
Year ended March 31, 2004	34,326	(7,001)	(14,141)	86,885

(4) Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

Number of consolidated subsidiaries:	27
Number of affiliated companies accounted for by the equity method:	2

(5) Changes in Reporting Entities
Number of consolidated subsidiaries added:	0
Number of consolidated subsidiaries removed:	1
Number of affiliated companies accounted for by the equity method added:	0
Number of affiliated companies accounted for by the equity method removed:	1

2. Earnings Forecast for the Year Ending March 31, 2006

	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2006	270,000	28,500	34,000	18,000

Note:

Expected net income per share for the year ending March 31, 2006 is ¥ 150.65

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

Please refer to page 13 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the entertainment and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (the “Company”), its 27 consolidated subsidiaries and two equity method affiliates. Each of the Company, its subsidiaries and affiliated companies is categorized into business segments based on its operations as stated below. Business segment categorization is based on the same criteria explained below under “8. Segment Information (Unaudited)”.

Business Segments	Major Companies
Computer & Video Games		The Company
Konami Marketing Japan, Inc.
Konami Computer Entertainment Studios, Inc. (Note 3)
	Domestic (*1)	Konami Computer Entertainment Tokyo, Inc. (Note 3)
Konami Computer Entertainment Japan, Inc. (Note 3)
Konami Online, Inc. (Note 3)
TAKARA CO., LTD. (Note 5), HUDSON SOFT CO., LTD. (Note 6)

Konami Digital Entertainment, Inc. (*2)
	Overseas	Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc.

Toy & Hobby		The Company
	Domestic	Konami Marketing Japan, Inc.
Konami Media Entertainment, Inc. (Note 3)
Konami Traumer, Inc. (Note 4), Konami Online, Inc. (Note 3)

Konami Marketing, Inc.
	Overseas	Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.

Amusement		The Company
	Domestic	Konami Marketing Japan, Inc.
KPE, Inc., Konami Online, Inc. (Note 3), One other company

Konami Marketing, Inc.
	Overseas	Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.

Gaming	Domestic	The Company

	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Health & Fitness		Konami Sports Corporation
	Domestic	Konami Sports Life Corporation
Konami Online, Inc. (Note 3), One other company

Other		Konami Marketing Japan, Inc., Konami School, Inc.
	Domestic	Konami Computer Entertainment School, Inc. (*3)
Konami Real Estate, Inc., One other company

	Overseas	Konami Corporation of America
Konami Corporation of Europe B.V., One other company

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
2.	Primary changes in major companies for the year ended March 31, 2005 are as follows:
(*1)	The Company sold its entire shares of Genki Co., Ltd which was an equity method affiliate on March 31, 2005 and dissolved its equity relationship.
(*2)	Konami Computer Entertainment Hawaii, Inc merged with Konami Digital Entertainment, Inc on March 31, 2005.
(*3)	Konami Computer Entertainment School, Inc. was dissolved on March 31, 2005 and will be liquidated by mid- June 2005.
3.	Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., Konami Computer Entertainment Japan, Inc., Konami Online, Inc., and Konami Media Entertainment, Inc. merged with the Company on April 1, 2005.
4.	The Company decided to merge with Konami Traumer, Inc. at the meeting of Board of Directors on April 11, 2005 effective on June 1, 2005.
5.	This is an equity method affiliate. The Company has sold its entire shares of Takara and has dissolved its equity relationship on April 25, 2005.
6.	This is an equity method affiliate. As a result of the Company’s acceptance of a third party allotment of additional shares on April 27, 2005, HUDSON SOFT CO., LTD became a 53.99% owned consolidated subsidiary of the Company.

Business Organization

2. Management Policy

1. Management Policy

Our management policy places priority on our shareholders, sound relationships with all stakeholders, including shareholders, and a wide range of social contributions as a good corporate citizen. We aim to make optimum use of the group’s management resources by taking into account the three keywords of our management policy: “Adaptation to Global Standards,” “Maintaining Fair Competition” and “Pursuit of High Profits.”

In order to maximize our shareholders’ value we strive to continuously increase and improve our market capitalization and provide stable dividends as a means to return profits to shareholders. Retained earnings will be used for investment focused on business fields with good future prospects and profitability to increase our corporate value and a source for paying dividends.

We are working on maintaining sound relationships with our stakeholders, including investors, end-users, suppliers, employees and the community in general, as well as contributing to society by supporting a wide range of activities that promote education, sports and culture. Pursuant to this basic management policy, we aim to create a “High Quality Life” full of “dreams” “surprises” and “fascination” in everyday life for people all over the world by offering entertainment and health products and services with universal appeal.

2. Profit Appropriation Policy

The Company’s basic policy in profit distribution is to provide dividend payouts of 30% or more of consolidated net income. Retained earnings will be used for investment focused on business fields with good future prospects and profitability to strengthen our growth potential and competitiveness.

3. Medium to Long-term Strategies and Objectives

Establishment of Strong Business Portfolio

Restructuring of business operations in order to respond to changing market conditions

Computer & Video Game, Toy & Hobby, Amusement, Health & Fitness and Gaming, the five business segments that have supported the Konami group, strengthened their respective presences, achieved good balance between creativity and profitability, and earned wide acclaim from the markets. Meanwhile, the arrival of an internet society and the development of digital technology have been rapidly eroding the business barriers among industries related to digital entertainment. This trend has accelerated since the emergence of the online game market. In order to respond to the diversifying needs of consumers, we positioned five areas (Computer & Video Games, Toy & Hobby, Amusement, On-line and Multimedia) as a unified Digital Entertainment Business and established a system that can maximize synergy effects. Along with this business restructuring, we established three business segments to respond to the changing market conditions: the Digital Entertainment segment, the Health & Fitness segment, and the Gaming segment.

Increased profitability and injection of managerial resources into growing business areas

On April 1, 2005, we merged our three group companies engaged in the production of home video game software and two group companies specialized in online games, music and publishing. We will be integrating and sharing our creators, intellectual property, and production know-how—resources previously separated between our three production companies. We also will pursue improved profitability by promoting an effective product line-up and streamlining operations which have become redundant or complicated over many years. With the maturation of the internet and other online environments, we will redistribute our managerial resources from videogame software to online business, an area expected to grow in the future. Through all of these efforts, we will strive to maintain the Company’s growth.

Promoting global development by implementing a Regional Corporate Structure

Given the acceleration of globalization and the transition to the internet in recent years, we are expected to comprehend the specificity of the market, which is growing globally, and respond flexibly and promptly, above and beyond business segments. We now classify the world market into four regions—Japan, America, Europe, and Asia. Henceforth we will be building an organizational structure that can achieve maximal synergy effect among the businesses in the market of each region. Three directors manage the businesses in these four markets: one oversees the Japan market, one oversees the American and European markets together, and one oversees the Asian market. Each director also takes charge of development, production, and sales, across business segments, and shoulders the role of promoting the further global development of the Konami Group by assuming ultimate responsibility in each region.

Addition of Hudson as our subsidiary

Responding to a request from Hudson, a firm which expects to report a considerable net loss for the year ended March 31, 2005, to support an increase in its capitalization we decided on April 11, 2005 to accept a subscription offer to purchase additional shares of Hudson. Hudson aims to improve its financial structure through increased capital. Consequently, Hudson Soft Co., Ltd. became our consolidated subsidiary. We will support Hudson’s management reconstruction and aim for a synergy effect mainly with our online business.

4. Corporate Governance Development

Our basic management policy is to place priority on shareholders, to maintain a sound relationship with all stakeholders, including shareholders, and to make a wide range of social contributions as a good corporate citizen. We need to develop a strong corporate governance in order to maintain and develop these policies, and we have positioned the reform of the board of directors as the first and most important agenda in our corporate governance development program.

We adopted an outside corporate director in May 1992 in an effort to revitalize and strengthen the function of the board of directors, and we introduced an corporate officer system in June 1999. In June 2001 we reduced the size of our board of directors from fifteen directors to nine, including four directors from outside the company. We now have eight directors, three of whom are from outside the company. Diverse opinions are exchanged at meetings of the board of directors, a board of eight directors and four auditors.

Through such reform measures, we are striving to accelerate our managerial decision-making process, separate oversight and executive functions, strengthen the managerial monitoring system, revitalize the board of directors, and pursue management transparency. There are no direct interests between the outside directors and the Company, whether in transaction or otherwise.

We are working to implement committees and revitalize them so that we can respond more accurately to the ever-complicated environment in which we operate. We established the Risk Management Committee in April 2000 in order to enhance our ability to prevent and respond quickly and precisely to internal and external risks. We established the Compliance Committee in September 2001 to reinforce our entire system for encouraging compliance with applicable laws, rules, and regulations and to keep each employee informed about compliance. As a SEC reporting company listed on the New York Stock Exchange, we are subject to the Sarbanes-Oxley Act. With the enactment of said Act, we established a Disclosure Committee in April 2003. The Company will also be subject to Article 404 of the Sarbanes-Oxley Act, “Management Assessment of Internal Controls,” from fiscal year ending March 31, 2007. The entire Konami Group is currently working on the documentation, assessment method, and monitoring system for the important internal control over financial reporting. Through these processes, the Disclosure Committee is seeking to establish an internal management system and to develop group company reporting procedures to facilitate accurate and timely disclosure.

We also established the Konami Group Code of Business Conduct and Ethics and the Konami Group Officers and Employees Conduct Guidelines in order to integrate directions and improve standards at all group levels.

3. Business Performance and Cash Flows

1. Business Performance

Overview

In the consolidated fiscal year ended March 31, 2005, corporate performance improved and the Japanese economy grew steadily on the whole. However, personal consumption still lagged behind and full-scale recovery is yet to be attained. The U.S. economy expanded steadily, the Chinese economy maintained steady growth, and a healthy recovery was observed generally on the global stage.

In the entertainment industry in which we operate, sales of home video game software grew steadily on a global scale. Nintendo and Sony both released new-style portable game consoles in the domestic and North American markets. In the health industry, demand is growing, especially in the middle-aged and senior groups, in light of the trend of increasing health consciousness. In Japan, where membership in sports clubs is relatively low compared to that in Europe and the U.S., the market is expected to grow with increased interest in health.

Under these circumstances, in the Computer & Video Games segment, we launched the long-awaited big product, METAL GEAR SOLID 3 SNAKE EATER in Japan, the U.S., and Europe and achieved favorable sales. WINNING ELEVEN and PRO EVOLUTION SOCCER, popular soccer game series, together tallied double million sales in Japan and Europe for each of the last three consecutive years. As a result of these achievements, the Computer & Video Games segment was able to achieve total annual shipments of over 20 million units for four consecutive years.

In the Toy & Hobby segment, sales of Yu-Gi-Oh! trading card game continued to grow steadily in the Japanese, U.S., and European markets. We also introduced the PLAY-POEMS series, a new genre of virtual game, in the domestic market.

In the Amusement segment, products utilizing “e-AMUSEMENT” services, such as MAH-JONG FIGHT CLUB, enjoyed large sales. We exhibited numerous new products at the “AOU2005 Amusement EXPO” held in February 2005.

Sales in the Gaming segment increased steadily with the acquisition of gaming licenses and an expanded line-up of products. Sales of not only the traditional gaming machines but also gaming control systems are well underway, with a view to expanding business operations.

In the Health & Fitness segment, our network of nationwide fitness club facilities is being expanded. The Konami Group is putting in a good amount of effort to accept entrustment of management of sports clubs owned by municipal governments, and the number of sports clubs entrusted to the Group totaled 48 facilities as of the end of March 2005. We exhibited numerous exercise machines both for institutional use and home use at the world’s largest fitness trade show, IHRSA (International Health, Racquet & Sports Club Association) 2005 held in San Francisco in March 2005. These machines attracted a high level of interest among visitors.

As a result, consolidated net revenue for the year ended March 31, 2005 amounted to ¥ 260,691 million, consolidated operating income was ¥ 28,136 million, consolidated income before tax was ¥ 27,442 million, and consolidated net income was ¥ 10,486 million.

Dividend payout for the consolidated fiscal year ended March 31, 2005 is expected to be ¥54 per share (¥27 as of September 30, 2004 and ¥27 as of March 31, 2005).

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Year ended March 31, 2004	Year ended March 31, 2005	% of previous year
Computer & Video Games	¥92,520	¥94,444	102.1
Toy & Hobby	57,468	41,008	71.4
Amusement	35,427	37,582	106.1
Gaming	10,947	11,643	106.4
Health & Fitness	78,899	79,105	100.3
Other, Corporate and Eliminations	(1,849)	(3,091)	—

Consolidated net revenues	¥273,412	¥260,691	95.3

Note: Health & Fitness segment was renamed from Exercise Entertainment segment as of March 29, 2004.

In the Computer & Video Games segment, WORLD SOCCER WINNING ELEVEN 8, the popular soccer game for PlayStation2, recorded million sales for each of three consecutive years in the domestic market. Also, the popular series of JIKKYO PAWAFURUPUROYAKYU 11 sold a total of over 700,000 units for the PlayStation2 and Nintendo GameCube versions. As for Konami’s original titles, we released METAL GEAR SOLID 3 SNAKE EATER, the latest product in the globally acclaimed METAL GEAR SOLID series, for the Christmas season and recorded sales of more than 800,000 units. Sales of Suikoden IV for PlayStation2 remained strong, matching the solid performance of the previous production. In the area of comic content, THE PRINCE OF TENNIS series and the Korokke series remained popular among primary and junior high school students.

In North America, METAL GEAR SOLID 3 SNAKE EATER was released in autumn ahead of other markets and recorded sales of 1.5 million units. The Yu-Gi-Oh! series continues to enjoy popularity. More than 1.5 million sales units in the series have now been sold, including the titles Yu-Gi-Oh! Capsule Monsters (PlayStation2 version) and Yu-Gi-Oh! Destiny Board Traveler (Game Boy Advance version). As for the Dance Dance Revolution series, sales for the whole series, including DDR Extreme for the PlayStation2 version, also reached 1.3 million units.

In Europe, we released PRO EVOLUTION SOCCER 4 for PlayStation2, Xbox and PC in October 2004. The title turned out to be a big hit, selling a total of 3.5 million units for the whole series. METAL GEAR SOLID 3 SNAKE EATER recorded million sales right after its release in March 2005. The Yu-Gi-Oh! series continues to be popular in Europe as well, and the total shipment of the series amounted to 1.2 million units.

As a result, consolidated net revenue of the Computer & Video Games segment was ¥ 94,444 million for the year ended March 31, 2005 (102.1% of the year ended March 31, 2004).

As in the previous year, the Toy & Hobby segment developed its business operations focusing on a line-up of boys’ toys. As for new initiatives in the area of boys’ toys, we concentrated attention on the expanding animation market, began a full-scale drive to plan and develop an original TV animation series called Get Ride! AMDRIVER, and launched a “media-mix” project to promote this content across a variety of media. Also, as a new product for boys’ toys, we released THE JUSTIRISERS as a follow-up to GRANSAZERS, one after another, in line with the TV program aired from October 2004. In November 2004 we started the release of the PLAY-POEMS series, a new type of virtual game loaded with high-performance semiconductor chips, POEMS, and we are striving to expand new markets. As for Yu-Gi-Oh! trading card games, although there has been some decrease in sales compared to the previous year in Europe, looking at the trading card game market as a whole, we were able to maintain a steady level of sales. In Japan we recorded robust sales exceeding the level of the preceding year.

As a result, the consolidated net revenue of the Toy & Hobby segment was ¥ 41,008 million for the year ended March 31, 2005 (71.4 % of the year ended march 31, 2004).

In the Amusement segment, products exploiting e-AMUSEMENT services for amusement arcades, such as the MAH-JONG FIGHT CLUB series, a full-fledged mah-jong game which allows direct competition with other players at other game locations nationwide online, and QUIZ MAGIC ACADEMY II, the newest title in a quiz game series allowing intellectual competition with other players, received favorable reviews. Variation products of music simulation game series, most notably drummania, GUITARFREAKS, and pop’n music, also sold steadily.

As for token-operated products, the new product Wing Fantasia, a snake-and-ladder-type game which creates an exciting variety of party-game fun previously unattainable with traditional large-scale token-operated games, and GI-TURFWILD, a large-scale token-operated horseracing game machine which provides a higher degree of realistic sensations and more advanced game features than GI-WINNING SIRE, both generated strong sales.

As a result, consolidated net revenue of the Amusement segment was ¥ 37,582 million for the year ended March 31, 2005 (106.1 % of the year ended March 31, 2004).

Two centers of activity for our Gaming segment are North America and Australia. In North America we mainly deploy video slot machines, our main product, and ADVANTAGE SERIES, a new generation of Mechanical Slot Machines introduced in the last fiscal year. During the current term under review, sales grew at an especially rapid pace in the states of Nevada, California, Michigan, and Wisconsin. In Canada we started sales activities in the provinces of British Columbia and Quebec, expanding both sales areas and amounts. Sales of Forcise, our first casino control system, are getting on track with steadily increasing orders. Although the Australian market leveled off, we secured sales in the country with video slot titles such as EGYPTAGON. At the same time, we are pressing forward to develop overseas markets.

As a result, consolidated net revenue of the Gaming segment was ¥ 11,643 million for the year ended March 31, 2005 (106.4 % of the year ended March 31, 2004).

With regard to management of fitness clubs in the Health & Fitness segment, we expanded our network of Konami Sports Club facilities further and opened eight facilities, including renovations and consolidations, in Fukuoka Tenjinn (Fukuoka prefecture), Oita Akeno (Oita prefecture), Ogaki (Gifu prefecture) and the Head Office Nishinomiya Annex (Hyogo prefecture). As for new products and services, we introduced in April 2004 a new corporate membership system which offers members a choice between pay-per use and pay-per month, and under which members’ families aged 16 years or over can use the facilities. We also newly created a “gymnasts course” in our “Undo-Jyuku” sports school to train young gymnasts in the hopes of contributing to the further development of Japanese sports. Also, as a step toward strengthening the structure of swimming competitions, we set up an organizational system in support of instructors and swimmers. In order to enhance safety and provide high quality services at the facilities, we have installed and introduced an automated external defibrillator (AED) in all the facilities of Konami fitness clubs.

In the area of fitness products for commercial use, we newly equipped our exercise facilities with the EZ series products developed based on our network technologies and knowledge in the entertainment business. These products have already received highly favorable reviews from members. In the area of home use, we released Refreshmentbike, a home use fitness machine capable of generating highly concentrated oxygen and negative ions, and Kenshin-Keikaku, a PC software application to display and manage exercise data stored in e-walkeylife, a pedometer with multi-functions. We also released our original supplements, most notably, FLAVANGENOL UP 50 and FLAVANGENOL MSMPLUS, to further promote expansion of our product line-up.

As a result, consolidated net revenue of the Health & Fitness segment was ¥ 79,105 million for the year ended March 31, 2005 (100.3 % of the year ended March 31, 2004).

Outlook for Fiscal Year Ending March 31, 2006

In the Digital Entertainment segment, we will try to obtain licenses of overseas video game contents and extend market shares overseas as for computer & video game area. We will also try to further reinforce our popular prevailing series such as WORLD SOCCER WINNING ELEVEN and our sports series such as PRO EVOLUTION SOCCER and JIKKYO PAWAFURUPUROYAKYU; and we will continue to develop our original contents as well.

The Toy & Hobby area will further strengthen the Choseishin series of GRANSAZERS and THE JUSTIRISERS and strive to expand boys’ toys focusing on products related to special effect heroes. As for the Yu-Gi-Oh! trading card series, a steadily popular line-up of standard products in the domestic, American, and European markets, we plan to remain active in the sponsorship of events such as international contests while exerting energy to develop new users.

In the Amusement area, as for video games, we will provide new titles such as DANCE86.4, a music simulation game for light users, and pop’n music 13, the latest production of the stable pop’n music series.

As for token-operated products, we plan to launch GI-HORSEPARK, the latest title in the GI series. This large-scale token-operated horse racing games is programmed with advanced features and an impressive tableaux of video images which give players an amazingly real feeling, a feeling of actually standing on a real racetrack, that they have never been able to experience before. As for Online area, we will inject online versions of Yu-Gi-Oh!, now a popular title worldwide, and Tokimeki Memorial, an original Konami title with a long history of popularity and gamer acclaim behind it. In the area of Multimedia, we will press on to develop the Figure Anime series, a brand combining original animation products that express a vision of the world and high-quality figures produced by Konami. We will also focus efforts on the planning of original animation projects such as Gokujyou Seitokai, a TV program aired beginning in April.

In the Gaming segment we exhibited and received high marks for Forcise, our first casino control system, at the Global Gaming Expo held in Las Vegas in October 2004. We will expand sales on the two pillars of slot machines sales and the sale of casino control systems, and thereby aim for stable development of the business.

With regard to our new company buildings being transferred, we will start full-scale operations from June 2005. By opening a new company office on the premises adjacent to McCarran International Airport, Las Vegas, we will not only enhance production capabilities of gaming-related equipment, but also consolidate gaming segment functions at this new headquarters to establish it as a global center.

In the Health & Fitness segment, we aim to promote the expansion of a network of high-quality facilities and the renewal of older existing facilities in the sports club business. These moves, combined with our work to improve the contents and quality of a wide range of services not available at conventional sports clubs and to respond to diverse customer needs, will ultimately satisfy the high demand among customers for safe, clean and comfortable facilities and personal services. By applying the know-how and experiences cultivated through direct management of facilities to entrusted management of municipal government facilities, we will strive to expand profit-earning opportunities. In the Health & Fitness products business, under the concept of “offering enjoyable exercises and relaxation,” we will create new services for health by actively introducing next-generation fitness machines such as the EZ series into Konami sports clubs, by expanding the range of home health-related products, and by building a network connecting sports clubs with homes and offering healthcare information tailored to individuals.

We will make efforts to offer products and services with high quality meeting the exact needs of customers with “Improved Customer Satisfaction” in mind.

Regarding our forecast for consolidated results for the year ending March 31, 2006, the consolidated net revenues are expected to be ¥ 270,000 million, consolidated operating income is expected to be ¥ 28,500 million, consolidated net income before income taxes and minority interest is expected to be ¥ 34,000 million, and consolidated net income is expected to be ¥ 18,000 million.

For the six months ended September 30, 2005, we do not disclose our forecasts since the business we operate is a hit-business and net revenue fluctuates throughout the year with continuous introduction of new products.

In disclosing quarterly results, we intend to enhance the quality of the disclosure contents and methods.

2. Cash Flows

Cash flow summary for the year ended March 31, 2004:

	Millions of Yen
	Year ended March 31, 2004	Year ended March 31, 2005	Year-on year change
Net cash provided by operating activities	¥34,326	¥27,760	¥(6,566)
Net cash used in investing activities	(7,001)	(14,343)	(7,432)
Net cash used in financing activities	(14,141)	(11,670)	2,471
Effect of exchange rate changes on cash and cash equivalents	(979)	951	1,930
Net increase (decrease) in cash and cash equivalents	12,205	2,698	(9,507)
Cash and cash equivalents, end of the period	86,885	89,583	2,658

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥ 27,760 million for the year ended March 31, 2005, compared to ¥ 34,326 million for the year ended March 31, 2004. This resulted primarily from income before income tax of ¥ 27,442 million due to overall favorable results, including sustained strong sales of the Yu-Gi-Oh! trading card game and the popular soccer game in each Toy & Hobby segment and Computer & Video Games segment, and releasing of the latest product in METAL GEAR SOLID series in the Computer & Video Games segment.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥ 14,343 million for the year ended March 31, 2005, compared to ¥ 7,001 million for the year ended March 31, 2004. This is due primarily to capital expenditures of ¥ 15,818 million for capital investment, offset by the proceeds from sales of shares of affiliated companies of ¥ 1,407 million.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥ 11,670 million for the year ended March 31, 2005, compared to ¥ 14,141 million for the year ended March 31, 2004. This was primarily due to payments of dividends of ¥ 7,963 million, acquisition of treasury stock of 6,198 million, offset by increasing of short-term borrowing of ¥6,001 million.

The trends of cash flow index are as follows:

	Year ended March 31, 2004	Year ended March 31, 2005
Equity-assets ratio (%)	34.7	34.8
Equity-assets ratio at fair value (%)	124.4	93.4
Years of debt redemption (years)	2.1	2.8
Interest coverage ratio	39.7	28.6

Equity-assets ratio: Shareholders’ equity / Total assets

Equity-assets ratio at fair value: Total stockholders’ equity at fair value / Total assets

Years of debt redemption: Interest-bearing debt / Cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

2. Cash flows from operating activities are from the consolidated cash flow statement.

3. Interest-bearing debt covers all liabilities with interest in the consolidated balance sheet.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934) about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

4. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2004		March 31, 2005		March 31, 2005
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥86,885		¥89,583		$834,184
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥709 millions and ¥604 millions ($ 5,624 thousands) at March 31, 2004 and March 31, 2005, respectively	25,438		33,577		312,664
Inventories	17,821		15,488		144,222
Deferred income taxes, net	13,895		18,392		171,264
Prepaid expenses and other current assets	8,727		4,898		45,609

Total current assets	152,766	51.9	161,938	53.2	1,507,943

PROPERTY AND EQUIPMENT, net	46,700	15.8	46,595	15.3	433,886

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	124		165		1,536
Investments in affiliates	12,514		5,184		48,273
Identifiable intangible assets	45,984		45,991		428,261
Goodwill	464		849		7,906
Lease deposits	23,967		24,216		225,496
Other assets	11,978		19,383		180,492

Total investments and other assets	95,031	32.3	95,788	31.5	891,964

TOTAL ASSETS	¥294,497	100.0	¥304,321	100.0	$2,833,793

See accompanying notes to consolidated financial statements

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2004		March 31, 2005		March 31, 2005
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥2,585		¥8,582		$79,914
Current portion of long-term debt and capital lease obligations	2,900		16,727		155,759
Trade notes and accounts payable	15,998		16,134		150,237
Accrued income taxes	23,318		28,372		264,196
Accrued expenses	18,651		19,875		185,073
Deferred revenue	6,036		5,396		50,247
Other current liabilities	3,311		4,741		44,148

Total current liabilities	72,799	24.7	99,827	32.8	929,574
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	68,195		52,780		491,480
Accrued pension and severance costs	2,350		2,344		21,827
Deferred income taxes, net	19,195		16,147		150,359
Other long-term liabilities	2,420		1,879		17,497

Total long-term liabilities	92,160	31.3	73,150	24.0	681,163

TOTAL LIABILITIES	164,959	56.0	172,977	56.8	1,610,737
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	27,409	9.3	25,487	8.4	237,331
COMMITMENTS AND CONTINGENCIES	—		—		—
SHAREHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2004 and March 31, 2005	47,399	16.1	47,399	15.6	441,373
Additional paid-in capital	46,736	15.9	46,736	15.4	435,199
Legal reserve	—	—	—	—	—
Retained earnings	33,779	11.4	37,776	12.4	351,764
Accumulated other comprehensive income (loss)	(119)	(0.0)	2,217	0.7	20,644

Total	127,795	43.4	134,128	44.1	1,248,980
Treasury stock, at cost- 8,254,314 shares and 9,256,155 shares at March 31, 2004 and March 31, 2005, respectively	(25,666)	(8.7)	(28,271)	(9.3)	(263,255)

Total shareholders’ equity	102,129	34.7	105,857	34.8	985,725

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	¥294,497	100.0	¥304,321	100.0	$2,833,793

See accompanying notes to consolidated financial statements

5. Consolidated Statements of Operations (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Year ended March 31,				Year ended March 31,
	2004		2005		2005
		%		%
NET REVENUES:
Product sales revenue	¥196,136		¥183,030		$1,704,349
Service revenue	77,276		77,661		723,168

Total net revenues	273,412	100.0	260,691	100.0	2,427,517

COSTS AND EXPENSES:
Costs of products sold	115,229		114,547		1,066,645
Costs of services rendered	63,953		65,816		612,869
Selling, general and administrative	53,517		52,192		486,005

Total costs and expenses	232,699	85.1	232,555	89.2	2,165,519

Operating income	40,713	14.9	28,136	10.8	261,998

OTHER INCOME (EXPENSES):
Interest income	488		518		4,824
Interest expense	(865)		(971)		(9,042)
Gain on sale of shares of affiliated companies	—		563		5,243
Other, net	(229)		(804)		(7,487)

Other income (expenses), net	(606)	(0.2)	(694)	(0.3)	(6,462)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	40,107	14.7	27,442	10.5	255,536
INCOME TAXES:
Current	18,686		15,517		144,492
Deferred	(651)		(7,615)		(70,910)

Total	18,035	6.6	7,902	3.0	73,582
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	22,072	8.1	19,540	7.5	181,954
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	2,220	0.8	2,761	1.1	25,710
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	252	0.1	(6,293)	(2.4)	(58,600)

NET INCOME	¥20,104	7.4	¥10,486	4.0	$97,644

PER SHARE DATA:	Yen		U.S. Dollars
	Year ended March 31,		Year ended March 31,
	2004	2005	2005
Basic and diluted net income (loss) per share	¥166.86	¥87.41	$0.81

Weighted-average common shares outstanding	120,483,869	119,970,052

See accompanying notes to consolidated financial statements

6. Consolidated Statements of Shareholders’ Equity (Unaudited)

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2003	¥47,399	¥46,736	¥2,163	¥18,981	¥790	¥(25,663)	¥90,406
Net Income				20,104			20,104
Cash dividends, ¥ 62.0 per Share				(7,469)			(7,469)
Foreign currency translation adjustments					(1,108)		(1,108)
Net unrealized gains on available-for-sale securities					270		270
Minimum pension liability adjustment					(71)		(71)
Repurchase of treasury stock						(3)	(3)
Transfer from legal reserve			(2,163)	2,163			—

Balance at March 31, 2004	¥47,399	¥46,736	¥—	¥33,779	¥(119)	¥(25,666)	¥102,129
Net income				10,486			10,486
Cash dividends, ¥ 54.0 per Share				(6,489)			(6,489)
Foreign currency translation adjustments					2,285		2,285
Net unrealized gains on available-for-sale securities					(20)		(20)
Minimum pension liability adjustment					71		71
Repurchase of treasury stock						(2,605)	(2,605)

Balance at March 31, 2005	¥47,399	¥46,736	¥—	¥37,776	¥2,217	¥(28,271)	¥105,857

See accompanying notes to consolidated financial statements

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2004	$441,373	$435,199	$—	$314,545	$(1,108)	$(238,998)	$951,011
Net income				97,644			97,644
Cash dividends, $ 0.50 per share				(60,425)			(60,425)
Foreign currency translation adjustments					21,278		21,278
Net unrealized gains on available-for-sale securities					(186)		(186)
Minimum pension liability adjustment					660		660
Repurchase of treasury stock						(24,257)	(24,257)

Balance at March 31, 2005	$441,373	$435,199	$—	$351,764	$20,644	$(263,255)	$985,725

See accompanying notes to consolidated financial statements

7. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2005
Cash flows from operating activities:
Net income	¥20,104	¥10,486	$97,644
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	8,528	9,360	87,159
Reversal for doubtful receivables	(170)	(400)	(3,725)
Loss on sale or disposal of property and equipment, net	1,231	1,553	14,461
Gain on sale of shares of an affiliated company	—	(563)	(5,243)
Equity in net loss (income) of affiliated companies	(252)	6,293	58,600
Minority interest	2,220	2,761	25,710
Deferred income taxes	(651)	(7,615)	(70,910)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	3,033	(7,329)	(68,247)
Decrease (increase) in inventories	(4,791)	2,949	27,461
Increase (decrease) in trade notes and accounts payable	(1,724)	352	3,278
Increase in accrued income taxes	9,456	4,954	46,131
Decrease (increase) in other accounts receivables	(1,187)	1,697	15,802
Increase in advance receipt	44	1,301	12,115
Decrease (increase) in prepaid expenses	(398)	791	7,366
Increase (decrease) in deferred revenue	501	(640)	(5,960)
Other, net	(1,618)	1,810	16,855

Net cash provided by operating activities	34,326	27,760	258,497
Cash flows from investing activities:
Proceeds from sales of shares of affiliated companies	—	1,407	13,102
Capital expenditures	(8,788)	(15,818)	(147,295)
Proceeds from sales of property and equipment	281	696	6,481
Proceeds from sales of investments in marketable securities	1,596	22	205
Acquisition of new subsidiaries, net of cash acquired	(206)	—	—
Decrease in time deposits, net	63	—	—
Decrease (increase) in lease deposits, net	121	(542)	(5,047)
Other, net	(68)	(108)	(1,006)

Net cash used in investing activities	(7,001)	(14,343)	(133,560)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	(5,789)	6,001	55,880
Proceeds from long-term debt	6,400	—	—
Repayments of long-term debt	(896)	(1,177)	(10,960)
Principal payments under capital lease obligations	(2,355)	(2,255)	(20,998)
Dividends paid	(8,970)	(7,963)	(74,150)
Purchases of treasury stock by parent company	(3)	(2,605)	(24,257)
Purchases of treasury stock by subsidiaries	(2,456)	(3,593)	(33,457)
Other, net	(72)	(78)	(727)

Net cash used in financing activities	(14,141)	(11,670)	(108,669)
Effect of exchange rate changes on cash and cash equivalents	(979)	951	8,856
Net increase in cash and cash equivalents	12,205	2,698	25,124
Cash and cash equivalents, beginning of the year	74,680	86,885	809,060

Cash and cash equivalents, end of the year	¥86,885	¥89,583	$834,184

See accompanying notes to consolidated financial statements

8. Segment Information (Unaudited)

(1) . Operations in Different Industries

Year ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥90,105	¥57,335	¥34,547	¥10,947	¥78,875	¥1,603	¥273,412
Intersegment	2,415	133	880	—	24	(3,452)	—

Total	92,520	57,468	35,427	10,947	78,899	(1,849)	273,412
Operating expenses	76,436	37,889	23,630	10,255	76,127	8,362	232,699

Operating income	¥16,084	¥19,579	¥11,797	¥692	¥2,772	¥(10,211)	¥40,713

Year ended March 31, 2005	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Million of Yen)
Net revenue:
Customers	¥92,672	¥40,631	¥36,699	¥11,641	¥78,843	¥205	¥260,691
Intersegment	1,772	377	883	2	262	(3,296)	—

Total	94,444	41,008	37,582	11,643	79,105	(3,091)	260,691
Operating expenses	79,376	33,860	26,750	10,201	77,058	5,310	232,555

Operating income	¥15,068	¥7,148	¥10,832	¥1,442	¥2,047	¥(8,401)	¥28,136

Year ended March 31, 2005	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$862,948	$378,350	$341,736	$108,399	$734,175	$1,909	$2,427,517
Intersegment	16,501	3,510	8,222	19	2,439	(30,691)	—

Total	879,449	381,860	349,958	108,418	736,614	(28,782)	2,427,517
Operating expenses	739,138	315,299	249,092	94,990	717,553	49,447	2,165,519

Operating income	$140,311	$66,561	$100,866	$13,428	$19,061	$(78,229)	$261,998

Notes: 1.	Primary businesses of each segment are as follows:
Computer & Video Games: Toy & Hobby: Amusement: Gaming: Health & Fitness:

Production and sale of home-use video game software

Production and sale of character related products

Manufacture and sale of amusement arcade games and LCD units for pachinko machines

Manufacture and sale of gaming machines for overseas market

Operation of health and fitness clubs, production and sale of health and fitness related goods.

2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
3.	“Corporate” primarily consists of administrative expenses of the Company.
4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
5.	Intersegment revenues primarily consist of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming and sales of hardware and components from Amusement to Computer &
Video Games and Health & Fitness.

(2). Operations in Geographic Areas

Year ended March 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,401	¥53,670	¥35,551	¥7,790	¥273,412	—	¥273,412
Intersegment	68,757	1,516	305	260	70,838	¥(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

Year ended March 31, 2005	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,566	¥41,480	¥34,878	¥7,767	¥260,691	—	¥260,691
Intersegment	57,123	1,593	450	419	59,585	¥(59,585)	—

Total	233,689	43,073	35,328	8,186	320,276	(59,585)	260,691
Operating expenses	211,500	41,682	32,207	6,684	292,073	(59,518)	232,555

Operating income	¥22,189	¥1,391	¥3,121	¥1,502	¥28,203	¥(67)	¥28,136

Year ended March 31, 2005	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,644,157	$386,256	$324,779	$72,325	$2,427,517	—	$2,427,517
Intersegment	531,921	14,834	4,190	3,902	554,847	$(554,847)	—

Total	2,176,078	401,090	328,969	76,227	2,982,364	(554,847)	2,427,517
Operating expenses	1,969,457	388,137	299,907	62,240	2,719,741	(554,222)	2,165,519

Operating income	$206,621	$12,953	$29,062	$13,987	$262,623	$(625)	$261,998

Note: 1.	For the purpose of presenting its operations in geographic areas above, Konami and its subsidiaries are based on revenues from external customers to individual countries in each area based on where products are sold and services are provided.

(Subsequent Events)

Previous fiscal year from April 1, 2003 to March 31, 2004

None

Current fiscal year from April 1, 2004 to March 31, 2005

(1) The Company has acquired all minority interests in its three subsidiaries, Konami STUDIO, Konami TYO, Konami JPN, by merging with these companies effective April 1, 2005. The Company is currently in the process of determining the impact of the acquisition using a third-party appraisal.

(2) Pursuant to resolutions adopted at a meeting of the Board of Directors of Konami, held on April 11, 2005, Konami will support HUDSON SOFT CO., LTD., (“Hudson”) by accepting a third party allotment of new shares of Hudson, an equity method affiliate of the Company. Following the third party allotment of new shares of Hudson, the Company will own 53.99% of issued and outstanding share of Hudson and Hudson will become a consolidated subsidiary of the Company. The Company is currently in the process of determining the impact of the acquisition using a third-party appraisal.

(3) Pursuant to resolutions adopted at a meeting of the Board of Directors of the Company, held on April 25, 2005, the Company has sold its entire shares of Takara Co., Ltd (“Takara”) on the same date. As a result, Takara is no longer an affiliated of the Company.

9. Non-consolidated Financial Results

for the Year Ended March 31, 2005

(Prepared in Accordance with Japanese GAAP)

May 10, 2005

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock Code Number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.com
Shares Listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone:+81-3-5220-0163)
Date of Board Meeting to approve the financial results:	May 10, 2005
Date of General Shareholders Meeting:	June 23, 2005
Date of dividend payment:	June 24, 2005
Adoption of interim divided system:	Yes
Adoption of unit trading system:	Yes (1 Unit: 100 Shares)

1. Financial Results for the Year Ended March 31, 2005

(1) Results of Operations

	(Figures truncated)
	Net revenues (millions of yen)	Year-on-year change (%)	Operating income (millions of yen)	Year-on-year change (%)	Ordinary income (millions of yen)	Year-on-year change (%)
Year ended March 31, 2005	¥134,117	(8.5)	¥4,261	(68.0)	¥13,447	(20.5)
Year ended March 31, 2004	146,654	12.6	13,303	14.9	16,910	29.4

	Net income (millions of yen)	Year-on-year change (%)	Net income per share (yen)	Diluted net income per share (yen)	Return on equity (%)	Return on total assets (%)	Ratio of ordinary income to net revenues (%)
Year ended March 31, 2005	¥12,794	23.2	¥105.33	—	11.7	7.3	10.0
Year ended March 31, 2004	10,381	—	83.71	—	9.7	9.1	11.5

Notes:

1.	Weighted-average common share outstanding:

Year ended March 31, 2005:        119,970,052 shares

Year ended March 31, 2004:        120,483,869 shares

2.	Change in accounting policies: None
3.	Change (%) of net revenues, operating income, ordinary income and net income represents the increase or decrease ratio in relation with the previous year.

(2) Dividends

	Cash dividends per share			Total dividend payout (millions of yen)	Pay-out ratio (%)	Dividend rate for shareholder’s equity (%)
	Annual (yen)	Interim (yen)	Year-end (yen)
Year ended March 31, 2005	¥54.00	¥27.00	¥27.00	¥6,461	51.3	5.8
Year ended March 31, 2004	54.00	27.00	27.00	6,506	64.5	6.0

(3) Financial Position

	Total assets (millions of yen)	Total shareholders’ equity (millions of yen)	Equity-assets ratio (%)	Total shareholders’ equity per share (yen)
March 31, 2005	¥187,798	¥111,423	59.3	¥931.24
March 31, 2004	183,031	108,016	59.0	894.08

Notes:

Number of shares outstanding
March 31, 2005	119,481,411 shares
March 31, 2004	120,483,252 shares
Number of treasury stock
March 31, 2005	9,256,155 shares
March 31, 2004	8,254,314 shares

2. Financial Forecast for the Year Ending March 31, 2006

	Net revenues (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Cash dividends per share
				Interim (yen)	Year-end (yen)	Annual (yen)
Six months ending September 30, 2005				27.00	—	—
Year ending March 31, 2006				—	27.00	54.00

Notes:

Non-consolidated financial forecast for the year ending March 31, 2006 is not disclosed.

10. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	March 31, 2004		March 31, 2005
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥40,216		¥37,121
Trade accounts receivable (Note 2)	12,673		18,233
Finished products	4,287		2,846
Raw materials and supplies	1,076		719
Work in process	2,597		2,019
Advances (Note 2)	4,753		3,862
Prepaid expenses	1,051		577
Deferred tax assets	8,143		9,719
Short-term loans to subsidiaries	4,170		3,192
Other accounts receivable	1,799		1,244
Other	733		567
Allowance for bad debts	(139)		(199)

Total current assets	81,362	44.5	79,904	42.5
FIXED ASSETS:
Tangible fixed assets (Note 1)
Building improvement	358		356
Structures	2		1
Machinery	0		0
Transportation equipment	5		3
Tools and fixtures	1,721		1,596
Construction in process	—		27

Total tangible fixed assets	2,087	1.1	1,986	1.1
Intangible fixed assets
In-house software	1,411		5,899
In-house software development in progress	1,670		5,427
Other	30		5

Total intangible fixed assets	3,112	1.7	11,332	6.0
Investments and other assets
Investment securities	348		360
Investments in subsidiaries and affiliates	88,369		87,318
Long-term loans to subsidiaries	3,098		1,496
Receivables from customers in bankruptcy proceedings	82		98
Long-term prepaid expenses	76		61
Deferred tax assets	1,854		2,380
Lease deposits	2,734		2,459
Other	11		511
Allowance for bad debts	(106)		(111)

Total investments and other assets	96,469	52.7	94,574	50.4

Total fixed assets	101,669	55.5	107,894	57.5

TOTAL ASSETS	¥183,031	100.0	¥187,798	100.0

See accompanying notes to non-consolidated financial statements

	(Millions of Yen)
	March 31, 2004		March 31, 2005
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade notes payable	¥6,235		¥5,662
Trade accounts payable (Note 2)	7,829		8,589
Short-term borrowings	—		15,000
Current portion of long-term debt	912		912
Other accounts payable	3,876		2,443
Accrued expenses	3,045		4,843
Income taxes payable	190		3,245
Short-term deposits received	84		136
Notes payable for capital expenditures	74		—
Other	57		173

Total Current liabilities	22,306	12.2	41,008	21.9
LONG-TERM LIABILITIES:
Straight bonds	45,000		30,000
Long-term debt	4,884		3,972
Liability for directors’ retirement benefits	1,354		1,354
Allowance for loss incurred by subsidiaries	1,430		—
Long-term deposits received	41		41

Total long-term liabilities	52,709	28.8	35,367	18.8

Total liabilities	75,015	41.0	76,375	40.7

SHAREHOLDERS’ EQUITY:
Common stock (Note 3)	47,398	25.9	47,398	25.2
Additional paid-in capital	47,106	25.7	47,106	25.1
Retained earnings	39,176	21.4	45,188	24.1
Voluntary earned surplus
Reserve for advanced depreciation	206		—
General reserve	24,094		29,094
Unappropriated earned surplus	14,875		16,093
Net unrealized gains on available-for-sale securities	—		0

Treasury Stock (Note 5)	(25,665)	(14.0)	(28,271)	(15.1)

Total shareholders’ equity	108,016	59.0	111,423	59.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥183,031	100.0	¥187,798	100.0

See accompanying notes to non-consolidated financial statements

(2) Non-consolidated Statements of Operations (Unaudited)

	(Millions of Yen)
	Year ended March 31, 2004		Year ended March 31, 2005
		%		%
Net revenues (Note 1)	¥146,654	100.0	¥134,117	100.0
Cost of revenues (Note 1)	111,073	75.7	107,121	79.9
Finished goods, beginning of year	2,008		4,287
Purchases	39,735		19,560
Cost of goods manufactured	63,633		76,514
Less:
Transfer to other accounts (Note 2)	(42)		(104)
Finished goods, end of year	(4,287)		(2,846)
Royalty expenses (Note 3)	10,025		9,711

Gross profit	35,580	24.3	26,995	20.1
Selling, general and administrative expenses (Note 4, 5)	22,277	15.2	22,733	16.9

Operating income	13,303	9.1	4,261	3.2
Non-operating income	4,227	2.8	9,838	7.3
Interest income	86		64
Dividend income (Note 1)	3,805		9,418
Foreign exchange gains	23		245
Other	313		109
Non-operating expenses	620	0.4	652	0.5
Interest expenses	93		153
Bond interest expenses	400		400
Other	125		98

Ordinary income	16,910	11.5	13,447	10.0
Extraordinary income	1,468	1.0	1,722	1.3
Gain on sale of marketable securities	1,300		—
Gain on sales of shares of affiliated companies	—		703
Gain on reversal of allowance for doubtful accounts	168		—
Gain on reversal of allowance for loss incurred by subsidiaries	—		1,019
Extraordinary losses	2,383	1.6	67	0.1
Loss on sale and disposal of fixed assets (Note6)	2,212		67
Valuation loss of investment securities	49		—
Loss on liquidation of investments in subsidiary	121		—

Income before income taxes	15,996	10.9	15,102	11.2
Income taxes	5,614	3.8	2,308	1.7
Current	711		4,410
Deferred	4,903		(2,102)

Net income	10,381	7.1	12,794	9.5
Unappropriated earned surplus carried forward	5,583		6,534
Transfer from legal reserve	2,163		—
Interim cash dividends	3,253		3,235

Unappropriated earned surplus	¥14,875		¥16,093

See accompanying notes to non-consolidated financial statements

Statement of Cost of Goods Manufactured (Unaudited)

		(Millions of Yen)
		Year ended March 31, 2004		Year ended March 31, 2005
			%		%
1	Material cost	¥37,531	58.8	¥49,811	65.6
2	Contract processing cost	1,242	2.0	1,222	1.6
3	Labor cost	640	1.0	628	0.8
4	Overhead cost (Note 2)	1,469	2.3	1,340	1.8
5	Production cost (Note 3)	22,941	35.9	22,940	30.2

	Total manufacturing cost for the year	63,824	100.0	75,944	100.0
	Work in process, beginning of year	2,409		2,597
	Less:
	Work in process, end of year	(2,597)		(2,019)
	Transfer to other accounts	(3)		(8)

	Cost of goods manufactured	¥63,633		¥76,514

Notes:

1.	Process costing is applied to calculate cost of products other than production cost which is calculated by job-order costing.

2.	Major portion of overhead cost is follows:

	(Millions of Yen)
	Year ended March 31, 2004	Year ended March 31, 2005
Depreciation expense	¥474	¥412
External service fee	246	131
Supplies expense	62	75

3.	Major portion of production cost consists of the following:

	(Millions of Yen)
	Year ended March 31, 2004	Year ended March 31, 2005
Personnel expense	¥2,757	¥2,917
Depreciation expense	79	260
Contract production expense	16,943	16,122
Other	3,161	3,640

Total	¥22,941	¥22,940

(3) Proposed Appropriation Plan of Earned Surplus (Unaudited)

	(Millions of Yen)
	Year ended March 31, 2004	Year ended March 31, 2005
Unappropriated earned surplus at year-end	¥14,875	¥16,093
Reversal of general reserve
(Reversal of reserve for advanced depreciation)	206	—
Appropriations
Cash dividends	3,253	3,225
Directors’ bonuses	295	157
Voluntary earned surplus
(General reserve)	5,000	5,000

Unappropriated earned surplus carried forward	¥6,534	¥7,710

Notes:

1.	Reversal of reserve for advanced depreciation was calculated with tax effect based on the special taxation measures law.

Basis of Presentation

The accompanying non-consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Japan.

Summary of Significant Accounting Policies

1.	Marketable and Investment Securities

Investments in subsidiaries and affiliated companies and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.

2.	Derivative Financial Instruments

Derivative financial instruments are stated at market value.

3.	Inventories

Inventories other than work in process are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

4.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method while intangible fixed assets and long term prepaid expenses are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

5.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the current exchange rates as of the balance sheet date, and the translation gains and losses are credited or charged to income.

6.	Provisions
(a)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(b)	Allowance for employees’ retirement benefits (Prepaid pension expense)

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end. Unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 8 years on a straight-line basis.

(c)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability.

(d)	Allowance for loss incurred by subsidiaries

Allowance for loss incurred by subsidiaries is provided at the amount determined based on its financial condition.

7.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

8.	Other significant matters
(a)	Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

Change in Presentation of Non-consolidated Financial Statements

“Building improvement” at March 31, 2004 is separately stated in the balance sheet although it had been included in “Buildings” in the previous year (¥265 millions at March 31, 2003).

Notes to Non-consolidated Financial Statements

Notes to Non-consolidated Balance Sheets

1.	Accumulated depreciation of tangible fixed assets is as follows:

	(Millions of Yen)
	March 31, 2004	March 31, 2005
Accumulated depreciation of tangible fixed assets	¥3,017	¥3,949

2.	Assets and liabilities to subsidiaries and affiliated companies other than the separately stated accounts are as follows:

	(Millions of Yen)
	March 31, 2004	March 31, 2005
Trade accounts receivable	¥12,392	¥17,958
Advances	4,650	3,852
Trade accounts payable	2,661	3,575

3.	Number of shares at year-end is as follows:

	(Thousands of shares)
	March 31, 2004	March 31, 2005
Shares authorized	450,000	450,000
Shares issued and outstanding	128,737	128,737

4.	The Company guarantees subsidiaries’ loans payable to financial institutions as follows:

	(Millions of Yen)
	March 31, 2004	March 31, 2005
Konami Software Shanghai, Inc.	¥57	¥—
	(US$ 543 thousands)

Total	¥57	¥—

5.	The Company holds 8,254,314 and 9,256,155 shares of the treasury stock at the year ended at March 31, 2004 and 2005, respectively.

6.	Increased Net Assets evaluated in fair market value based on Article 124-3 of the Commercial Code of Japan. 0 million yen

Notes to Non-consolidated Statements of Operations

1.	Non-consolidated statements of operations include inter-company transactions as follows:

(Millions of Yen)

	Year ended March 31, 2004	Year ended March 31, 2005
Net sales	¥143,966	¥133,209
Purchases	41,436	23,399
Dividend income	3,804	9,412

2.	Transfer to other accounts represents the transfer of ¥42 millions and ¥ 104 millions to selling, general and administrative expenses for the year ended March 31, 2004 and 2005, respectively.

3.	Royalty expenses consist of the royalties paid in relation to manufacturing and sales activities by Computer & Video Games, Toy & Hobby and Amusement segments.

4.	Major portion of selling, general and administrative expenses consists of the following:

(Millions of Yen)

	Year ended March 31, 2004	Year ended March 31, 2005
Advertising expenses	¥6,727	¥7,362
Selling expenses	—	754
Salary expenses	3,002	3,037
Depreciation expense	608	1,183
Rental expenses	2,941	3,231
External service fee	3,086	3,370
Commissions	2,463	—

Selling expenses portion	30.4%	36.0%
General and administrative expenses portion	69.6	64.0

5.	General and administrative expenses include research and development expenses of ¥500 millions and ¥ 486 millions for the year ended March 31, 2004 and 2005, respectively.

6.	Loss on sale and disposal of fixed assets consists of the following:

(Millions of Yen)

	Year ended March 31, 2004	Year ended March 31, 2005
Disposal of buildings	¥871	—
Disposal of structures	1	—
Sales and disposal of tools and fixtures	83	28
Disposal of software	—	38
Sales of land	1,255	—

Total	¥2,212	¥67

Leases

Finance leases other than those deemed to transfer ownership of leased property to the lessee:

1.	Acquisition cost, accumulated depreciation, and ending balance of leased assets

	(Millions of Yen)
	March 31, 2004			March 31, 2005
	Acquisition cost	Accumulated depreciation	Ending balance	Acquisition cost	Accumulated depreciation	Ending balance
Software	¥10	¥2	¥8	10	4	6
Tools and fixtures	701	253	448	772	419	353

Total	¥711	¥255	¥456	¥782	¥423	¥359

2.	Obligations under finance leases

	(Millions of Yen)
	March 31, 2004	March 31, 2005
Due within one year	¥175	¥166
Due after one year	303	209

Total	¥478	¥375

3.	Lease payments, depreciation expense and interest expense

	(Millions of Yen)
	Year ended March 31, 2004	Year ended March 31, 2005
Lease payments	¥414	¥211
Depreciation expense	396	202
Interest expense	13	6

4.	Depreciation expense is computed according to the straight-line method with lease term as useful life and salvage value of zero.

5.	Interest expense is defined as the difference between total lease payment and acquisition cost, and allocated using the effective interest method to each period.

Investments in Subsidiaries and Affiliated Companies

Investments in subsidiaries and affiliated companies as of each balance sheet date are as follows:

	(Millions of Yen)
	March 31, 2004			March 31, 2005
	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences
Investments in subsidiaries	¥1,312	¥45,032	¥43,720	¥1,312	¥49,991	¥48,679
Investments in affiliated companies	12,194	21,225	9,031	12,194	14,756	2,562

Total	¥13,506	¥66,258	¥52,751	¥13,506	¥64,748	¥51,241

Income Taxes

1.	Major portion of deferred tax assets and deferred tax liabilities consists of the following:

	(Millions of Yen)
	March 31, 2004	March 31, 2005
Deferred tax assets:
Liability for director’s retirement benefits	¥551	¥551
Allowance for loss incurred by subsidiaries	582	167
Accrued expenses	1,644	2,560
Inventories	6,393	6,959
In-house software development	924	1,443
Other	636	731

Sub total	10,732	12,412
Less: Valuation allowance	(715)	(301)

Total deferred tax assets	¥10,016	¥12,111
Deferred tax liabilities:
Other	(18)	(11)

Total deferred tax liabilities	¥(18)	¥(11)

Deferred tax assets - net	¥9,997	¥12,099

2.	A reconciliation between the normal effective statutory tax rate and the actual effective tax rate was omitted for the year ended March 31, 2004 and reflected in the accompanying non-consolidated statements of operations for the year ended March 31, 2005 as follows:

	Year ended March 31, 2004	Year ended March 31, 2005
Normal effective statutory tax rate	42.0%	40.7%
Permanently non-deductible expenses mainly
Entertainment expenses	1.0	0.8
Donations	1.3
Permanently non-taxable income mainly
Dividend income	(8.0)	(8.7)
Per capital portion of inhabitants taxes	0.1	0.1
IT investment tax reduction		(5.4)
Tax credit	—	(11.3)
Valuation Allowance	—	(2.8)
Other - net	(1.3)	1.9

Actual effective tax rate	35.1%	15.3%

3.	Pursuant to the Amendments to the Local Tax Laws of 2003, the capital-based enterprise tax on corporation becomes effective from the fiscal year commencing on or after April 1, 2004, which lowered the statutory tax rate from 42.0% to 40.7% for the income-based enterprise tax on corporation.

This change has no material effect on our financial statements.

Information per Share

	March 31, 2004	March 31, 2005
Shareholders’ equity per share	¥894.08	¥931.24
Net income per share	83.71	105.33
Diluted net income per share	Diluted net income per share is not reported because the Company had no potential common share which has dilutive effect.	Diluted net income per share is not reported because the Company had no potential common share which has dilutive effect.

Calculation Base of Net Income per Share

	(Millions of Yen)
	March 31, 2004	March 31, 2005
Net income	¥10,381	¥12,794
Bonuses to directors and corporate auditors by appropriations of retained earnings	295	157
Net income concerning common stock	10,086	12,637
Average number of shares during the period	120,483 thousands	119,970 thousands
Summary of potential common shares (Stock option)	1,784 thousands	1,784 thousands

(Subsequent Events)

(1)	Konami STUDIO, Konami TYO and Konami JPN (collectively, “Production Companies”) merged with the Company effective on April 1, 2005, by approval of shareholders’ meetings on February 22, 2005.

I.	Objective of Merger

Currently, for the Computer & Video Games business of Konami Group, Production Companies develop game software, the Company merchandizes such game software as the publisher and the products are sold through sales subsidiaries within the Konami Group. After the merger, the Company will take over the Production Company’s role. The Company will be an integrated game software publisher, from planning and developing products to acquiring merchandizing rights to sales promotion, which will enable us to be faster and more flexible in making business decisions.

We will shift our managerial resources into the online game business which is expected to grow, integrating and sharing the creative forces and know-how in developing game software which each Production Company presently possesses separately. In addition, we will enhance the effectiveness of the merger by merging with Konami Online, Inc., a wholly-owned subsidiary which is a core company in our online game business, effective April 1, 2005. We will also strive to improve synergy with our other businesses, including our Amusement business and Toy & Hobby business.

II.	Method of Merger

The Company will be the surviving entity and absorb Konami STUDIO, Konami TYO and Konami JPN, which will be subsequently dissolved.

Effective date of merger

    April 1, 2005

Merger Ratio

Company	Konami	Konami STUDIO	Konami TYO	Konami JPN
Merger Ratio	1	0.42	1.00	0.81

Cash paid due to merger

The Company will pay cash for exchange shares following amounts to shareholders of Production Companies on one day before effective date of the merger. The amounts are calculated by deducting the interim dividend from 50% of net income for the year ended March 2005 of each company.

Konami Computer Entertainment Studios, Inc.	0 yen	(0 yen/per share)
Konami Computer Entertainment Tokyo, Inc.	424 million yen	(88.00 yen/per share)
Konami Computer Entertainment Japan, Inc.	271 million yen	(55.50 yen/per share)

III.	Outline of Merging Companies

Registered name	Konami STUDIO	Konami TYO	Konami JPN
Sales	9,549 millions yen	12,917 millions yen	8,581 millions yen

Net Income	448 millions yen	2,623 millions yen	1,453 millions yen

Total assets	9,904 millions yen	14,446 millions yen	15,777 millions yen

Stockholders’ Equity	5,782 millions yen	12,113 millions yen	13,947 millions yen

Number of employees	391	300	244

Capital	1,213 millions yen	2,323 millions yen	3,366 millions yen

Total number of shares issued	14,941,500	14,601,840	14,424,000

Main business	Production, manufacture and sales for consumer game software	Production, manufacture and sales for consumer game software	Production, manufacture and sales for consumer game software

(Those financial dates are as of March 31, 2004)

(2)	The Company decided to accept a third party allotment of HUDSON SOFT CO., LTD at meeting of the Board of Directors of its company held on April 11, 2005. By accepting the third party allotment of new shares of Hudson, the Company will own 53.99% shares of Hudson and Hudson will become a consolidated subsidiary of the Company.

I.	Objective of Acquiring Additional Hudson Shares

Hudson expects to record a large loss in the fiscal year ended March 31, 2005, which is expected to result in a substantial reduction in its net worth, and it requested the assistance of the Company in connection with the reorganization of its business and operations. The Company has decided to accept the request and support its company. The Company will support its reorganization and drive for synergy with its company especially in online business area.

II.	Summary of the third party allotment

Number of shares acquired 3,000,000 shares (Acquisition Cost 1,434 millions yen)

Payment date for allotment of new shares to a third party April 27, 2005

III.	Outline of Hudson

Registered name	HUDSON SOFT CO., LTD

Sales	13,116 millions yen

Net Income	1,130 millions yen

Total Assets	15,417 millions yen

Stockholder’s equity	9,604 millions yen

Number of employees	532

Capital	4,347 millions yen

Total number of shares issued	16,214,000

Main Business	Production, manufacture and sales of contents for mobile and online and consumer game software

(Those financial dates are as of March 31, 2004)

(3)	The Company decided to sell shares of TAKARA CO., LTD (“Takara”) at meeting of the Board of Directors of the Company held on April 25, 2005 and executed it on same day.

I.	Objective of sale of shares

In July 2000, in response to a request from Takara, the Company accepted a third party allotment of new shares of Takara in response to its request and the Company has supported Takara since then. (The Company now owns common stock of 20,104,000, 22.2% shares of Takara) However, the business environment for both parties has changed drastically over the last 4 years and 9 months, and then prompting the Company has decided to review its capital relationship with Takara, which led to its decision to sell its holdings shares of Takara.

II.	Summary of sale of shares

Number of Shares Owned before the Sale	20,104,000 shares
Number of Shares Sold	20,104,000 shares (Sale Price: 11,016 millions yen)
Number of Shares Owned after the Sale	0 shares
Gain on the Sale	5.5 billion yen (Non-Consolidated Basis)
Transaction Date	April 25, 2005

III.	Outline of Takara

Registered name	Takara Co., Ltd
Sales	68,287 millions yen
Net Income	2,055 millions yen
Total Assets	52,266 millions yen
Stockholder’s equity	29,898 millions yen
Number of employees	459
Capital	18,121 millions yen
Total number of shares issued	90,462,244
Main Business	Manufacture and sales of toys

(Those financial dates are as of March 31, 2004)

11. Changes in Board of Directors (Effective June 23, 2005)

1. Changes in Directors

(1) New Director Candidate

KIMIHIKO HIGASHIO, Director (former Division Director of Human Resources Division)

(2) Retiring Directors

TOSHIRO TATENO, Executive Corporate Officer, in charge of External Affairs

2. Changes in Corporate Auditors

No changes

Note: The new director candidate above will be an Outside Director as defined by Article 188-2-7-2 of the Commercial Code of

          Japan.